SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 2)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              PANAVISION INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 69830E 209
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                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              February 1, 1999
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)




CUSIP No. 69830E 209                     13D          Page 2 of 7 Pages
-------------------------------                    ---------------------------


  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        PX Holding Corporation

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        AF

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         [ ]
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

     NUMBER OF       7.   SOLE VOTING POWER          -0-
      SHARES
   BENEFICIALLY      8.   SHARED VOTING POWER        7,310,239
     OWNED BY
       EACH          9.   SOLE DISPOSITIVE POWER     -0-
     REPORTING
      PERSON        10    SHARED DISPOSITIVE POWER   7,310,239
       WITH

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                                     7,310,239

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                  [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.75%

  14.   TYPE OF REPORTING PERSON
        CO




CUSIP No. 69830E 209                     13D          Page 3 of 7 Pages
-------------------------------                   --------------------------


  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Mafco Holdings Inc.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        WC

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [ ]

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

     NUMBER OF       7.   SOLE VOTING POWER          -0-
      SHARES
   BENEFICIALLY      8.   SHARED VOTING POWER        7,310,239
     OWNED BY
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER     -0-
      PERSON
       WITH         10    SHARED DISPOSITIVE POWER   7,310,239

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                                     7,310,239

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                 [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.75%

  14.   TYPE OF REPORTING PERSON
        CO




Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 6219 DeSoto Avenue, Woodland Hills, California 91367.


Item 2.     Identity and Background.

            This statement is being filed by (i) Mafco Holdings Inc., a corporation organized under the laws of the state of Delaware ("Mafco"), the sole stockholder of which is Ronald O. Perelman and (ii) PX Holding Corporation, a wholly owned subsidiary of Mafco and a corporation organized under the laws of the state of Delaware ("PX Holding" and together with and Mafco, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. Mafco is a diversified holding company.

            The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

            To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Persons have purchased 1,526,040 shares of Common Stock (the "Warburg Shares") from Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("Warburg") at a price of $23.34 per share. The purchase price for such shares totaled approximately $35.6 million. The funds used to purchase the Warburg Shares came from resources available to Mafco.


Item 4.     Purpose of Transaction.

            As previously reported, Mafco, the Company and Warburg entered into the Voting and Stockholders Agreement, dated December 18, 1997, as amended and restated on April 16, 1998 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, Mafco had an option to purchase (the "Mafco Option") at $30.00 per share of Common Stock, the Warburg Shares from Warburg and Warburg had an option to sell (the "Warburg Option") at $25.00 per share of Common Stock, the Warburg Shares. Each such option was exercisable in whole, but not in part, during the period beginning on June 4, 1999 and ending on June 4, 2000. On February 1, 1999, PX Holding and Warburg entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which (i) the provisions of the Stockholders Agreement relating to the Mafco Option and the Warburg Option were terminated and (ii) PX Holding agreed to purchase and Warburg agreed to sell the Warburg Shares at a price of $23.34 per share (the "Stock Purchase"), or an aggregate of approximately $35.6 million. The closing of the Stock Purchase took place on February 1, 1999.

      The Stock Purchase Agreement is attached hereto as Exhibit II and is incorporated herein by reference in its entirety. The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

      The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.


Item 5.     Interest in Securities of the Issuer.

      (a)-(b) As of January 30, 1999, based upon information provided by the Company, there were 8,055,619 shares of Common Stock outstanding, of which, as a result of the acquisition of the Warburg Shares, the Reporting Persons may be deemed to have beneficial ownership of 90.75% of the Common Stock then outstanding.

      Except as otherwise set forth in the table below, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto beneficially own any shares of Common Stock:

 Date     Individual   Nature of Transaction      # Shares     Price per Share
------    ----------   ---------------------      --------     ---------------
 6/8/98   H. Gittis    Purchase through broker      5,000       $ 26.9875


      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            See Item 4, above. Except as provided in Stock Purchase Agreement or as set forth herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The shares of Company Common Stock owned by the Reporting Persons are, and shares of intermediate holding companies may from time to time be, pledged to secure obligations.


Item 7.     Material to be Filed as Exhibits.

            Exhibit I     -      Agreement pursuant to Rule 13d-1(k) filed
                                 herewith.

            Exhibit II    -      Stock Purchase Agreement, by and
                                 between Warburg, Pincus Capital
                                 Company, L.P. and PX Holding
                                 Corporation, dated as of February 1, 1999.



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:   February 3, 1999


                                    MAFCO HOLDINGS INC.

                                    By: /s/ Glenn P. Dickes
                                       --------------------
                                    Name:  Glenn P. Dickes
                                    Title: Vice President


                                    PX HOLDING CORPORATION

                                    By: /s/ Glenn P. Dickes
                                       -------------------
                                    Name:  Glenn P. Dickes
                                    Title: Vice President




                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               Mafco Holdings Inc.

            Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address              Present Principal Occupation or Employment

Ronald O. Perelman            Director, Chairman and Chief Executive
                              Officer

Donald G. Drapkin             Director and Vice Chairman

Irwin Engelman                Executive Vice President and Chief
                              Financial Officer

Howard Gittis                 Director and Vice Chairman

James R. Maher                Director and President

Barry F. Schwartz             Executive Vice President and General
                              Counsel


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             PX Holding Corporation

            Set forth below is each director and executive officer of PX Holding Corporation. The principal address of PX Holding Corporation and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Ronald O. Perelman            Director, Chairman of the Board and Chief
                              Executive Officer

Howard Gittis                 Director and Vice Chairman

Irwin Engelman                Executive Vice President and Chief
                              Financial Officer

Barry F. Schwartz             Executive Vice President and General
                              Counsel